Exhibit A

CERAGON NETWORKS REPORTS FOURTH QUARTER AND
YEAR-END 2008 FINANCIAL RESULTS

        TEL AVIV, Israel, February 4, 2009 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high-capacity wireless backhaul solutions, today reported results for the fourth quarter and year which ended December 31, 2008.

        Revenues for the fourth quarter of 2008 were $56.8 million, up 23.0% from $46.1 million for the fourth quarter of 2007 and down 2.3% from $58.1 million in the third quarter of 2008.

        Net income in accordance with US Generally Accepted Accounting Principles (GAAP) for the fourth quarter of 2008 was $2.7 million or $0.07 per basic and diluted share, compared to net income of $4.4 million in the fourth quarter of 2007, or $0.13 per basic share and $0.12 per diluted share.

        On a non-GAAP basis, net income for the fourth quarter, excluding $594,000 of equity-based compensation expenses, was $3.3 million, or $0.09 per basic and diluted share. Non-GAAP net income for the fourth quarter of 2007 was $4.9 million, or $0.15 per basic share and $0.14 per diluted share (please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

        Revenues for the full year of 2008 were $217.3 million, up 34.2% from $161.9 million in 2007. Net income on a GAAP basis for 2008 was $26 million or $0.70 per basic share and $0.68 per diluted share including $11.2 million of tax benefit relates to the initial creation of deferred tax asset in the second quarter of 2008. Net income for the year 2007 was $13.1 million or $0.44 per basic share and $0.41 per diluted share.

        On a non-GAAP basis, net income for 2008 was $17.3 million, or $0.47 per basic share and $0.45 per diluted share compared to a non-GAAP net income of $15.3 million, or $0.52 per basic share and $0.48 per diluted share for 2007.

        Gross margin on a GAAP basis in the fourth quarter of 2008 was 33.4% of revenues. Gross margin on a non-GAAP basis in the fourth quarter of 2008 was 33.5% of revenues.

        Cash and cash investments at the end of the quarter were $97.8 million.

        “In 2008 we continued to achieve excellent growth based on the strong foundation we’ve been building for several years” said Ira Palti, President and CEO of Ceragon. The underlying drivers of our business, such as growth in mobile data usage and mobile subscriber growth, are part of long term trends expected to continue for several years. Meanwhile, we lack short term visibility as customers focus on maintaining flexibility, reducing inventory and conserving cash in response to the spreading global financial crisis.  We will manage through this period by staying close to our customers, capitalizing on our strong position, and preparing to take the company to the next level once economic conditions improve.”

Supplemental revenue breakouts:

Geographical breakdown:
	Fourth quarter 2008	Full year 2008

Asia Pacific	47%	52%
Europe Middle-East and Africa	34%	31%
North America	12%	9%
Latin America	7%	8%

Segment breakdown:
	Fourth quarter 2008	Full Year 2008

Service providers	88%	88%
Private networks	12%	12%

        A conference call discussing Ceragon’s results for the fourth quarter of 2008, will take place today, February 4, 2009, at 9:00 a.m. (ET). Investors are invited to join the Company’s teleconference by calling (800) 230-1093 or international (612) 332-0228 at 8:50 a.m. ET. The call-in lines will be available on a first-come, first-serve basis.

        Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0 selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (800) 475-6701 or international (320) 365-3844, Access code 980455.

        A replay of both the call and the webcast will be available through March 4, 2009.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com

Ceragon Networks®, CeraView®, FibeAir® the FibeAir® design mark and Native²® are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

        This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

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Ceragon Reports Fourth Quarter and Year-End 2008 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Year ended December 31		Three months ended December 31,
	2008	2007	2008	2007

Revenues	$217,278	$161,888	$56,779	$46,145

Cost of revenues	144,607	103,406	37,802	29,454

Gross profit	72,671	58,482	18,977	16,691

Operating expenses:
Research and development	20,310	15,457	5,195	4,373
Selling and marketing	32,252	25,344	8,989	7,220
General and administrative	7,150	5,277	2,160	1,526

Expense in respect to settlement
reserve	-	450	-	-

Total operating expenses	$59,712	$46,528	$16,344	$13,119

Operating profit	12,959	11,954	2,633	3,572
Financial income, net	2,184	1,182	69	856

Income before taxes	15,143	13,136	2,702	4,428

Tax benefit	10,834	-	36	-

Net Income	$25,977	$13,136	$2,738	$4,428

Basic net earnings per share	$0.70	$0.44	$0.07	$0.13

Diluted net earnings per share	$0.68	$0.41	$0.07	$0.12

Weighted average number of shares used
in computing basic net earnings per
share	36,863,684	29,692,670	36,517,147	33,152,306

Weighted average number of shares used
in computing diluted net earnings
per share	38,338,584	32,101,393	36,938,654	35,889,636

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Ceragon Reports Fourth Quarter and Year-End 2008 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	December 31, 2008	December 31, 2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$28,224	$58,650
Short-term bank deposits	35,044	25,997
Marketable securities	2,187	6,399
Trade receivables, net	70,811	40,533
Deferred taxes	4,082	-
Other accounts receivable and prepaid expenses	11,508	10,888
Inventories	40,113	36,763

Total current assets	$191,969	$179,230

LONG-TERM INVESTMENTS:
Long-term bank deposits	8,204	12,030
Long-term marketable securities	24,102	18,665
Severance pay funds	4,065	3,268
Deferred taxes	8,007	-

Total long-term investments	$44,378	$33,963

PROPERTY AND EQUIPMENT, NET	8,891	4,447

Total assets	$245,238	$217,640

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$41,998	$25,173
Deferred revenues	5,886	6,702
Other accounts payable and accrued expenses	7,791	14,935

Total current liabilities	$55,675	$46,810

LONG-TERM LIABILITIES
Accrued severance pay	6,647	5,286
Other payables	-	4,650

Total long-term liabilities	$6,647	$9,936

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	91	91
Additional paid-in capital	285,141	281,086
Treasury shares at cost	(7,923)	-
Other comprehensive income	193	280
Accumulated deficits	(94,586)	(120,563)

Total shareholders' equity	$182,916	$160,894

Total liabilities and shareholders' equity	$245,238	$217,640

Ceragon Reports Fourth Quarter and Year-End 2008 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

Cash flow from operating activities:
Net income	$2,738	$4,428	$25,977	$13,136
Adjustments to reconcile net income to net cash used in
operating activities:

Depreciation	685	382	2,070	1,342
Stock-based compensation expense	594	480	2,557	1,758
Increase in trade and other receivables, net	(7,299)	(9,775)	(30,918)	(16,847)
Decrease (increase) in inventory	(657)	2,306	(3,350)	(9,452)
Increase (decrease) in trade payables and accrued
liabilities	(687)	(2,441)	8,579	6,623
Increase (decrease) in deferred revenues	257	(487)	(816)	2,963
Increase in deferred tax asset	(241)	-	(11,353)	-
Increase (decrease) in long term payable	-	388	(4,650)	(3,275)
Other adjustments	97	(692)	349	(576)

Net cash used in operating activities	$(4,513)	$(5,411)	$(11,555)	$(4,328)

Cash flow from investing activities:
Purchase of property and equipment ,net	(1,956)	(647)	(5,029)	(2,830)
Investment in short and long-term bank deposit	(13,124)	(33,627)	(66,267)	(35,654)
Proceeds from short and long-term bank deposits	13,542	371	61,376	6,181
Investment in held-to-maturity marketable
securities	-	(20,286)	(14,851)	(22,186)
Proceeds from maturities of held-to-maturity marketable
securities	7,450	3,908	13,500	8,638

Net cash provided by (used in) investing activities	$5,912	$(50,281)	$(11,271)	$(45,851)

Cash flow from financing activities:
Proceeds from exercise of options	104	1,111	695	9,959
Proceeds from issuance of shares, net	-	88,700	-	88,700
Issuance costs	-	-	(372)	-
Purchase of treasury shares at cost	(7,923)	-	(7,923)	-

Net cash provided by (used in) financing activities	$(7,819)	$89,811	$(7,600)	$98,659

Increase (decrease) in cash and cash equivalents	$(6,420)	$34,119	$(30,426)	$48,480

Cash and cash equivalents at the beginning of the period	34,644	24,531	58,650	10,170

Cash and cash equivalents at the end of the period	$28,224	$58,650	$28,224	$58,650

Ceragon Reports Fourth Quarter and Year-End 2008 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Three months ended December 31, 2008			2007
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAA

Revenues	$56,779		$56,779	$46,145
Cost of revenues	37,802	53	37,749	29,419

Gross profit	18,977		19,030	16,726

Operating expenses:
Research and development	5,195	127	5,068	4,284
Selling and marketing	8,989	237	8,752	6,996
General and administrative	2,160	177	1,983	1,394

Total operating expenses	$16,344		$15,803	$12,674

Operating profit	2,633		3,227	4,052
Financial income, net	69		69	856

Income before taxes	2,702		3,296	4,908

Tax benefit on income	36		36	-

Net income	$2,738		$3,332	$4,908

Basic net earnings per share	$0.07		$0.09	$0.15

Diluted net earnings per share	$0.07		$0.09	$0.14

Weighted average number of shares used in
computing basic net earnings per share	36,517,147		36,517,147	33,152,306

Weighted average number of shares used in
computing diluted net earnings per share	36,938,654		36,938,654	35,889,636

Total adjustments		594

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports Fourth Quarter and Year-End 2008 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Year ended December 31, 2008				2007
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$217,278			$217,278	$161,888

Cost of revenues	144,607	257	(*)	144,350	103,280

Gross profit	72,671			72,928	58,608

Operating expenses:
Research and development	20,310	586	(*)	19,724	15,164
Selling and marketing	32,252	1,007	(*)	31,245	24,596
General and administrative	7,150	707	(*)	6,443	4,686

Total operating expenses	$59,712			$57,412	$44,446

Operating profit	12,959			15,516	14,162
Financial income, net	2,184			2,184	1,182

Income before taxes	15,143			17,700	15,344

Tax benefit (taxes on income)	10,834	(11,207	)(**)	(373)	-

Net income	$25,977			$17,327	$15,344

Basic net earnings per share	$0.70			$0.47	$0.52

Diluted net earnings per share	$0.68			$0.45	$0.48

Weighted average number of shares used in
computing basic net earnings per share
	36,863,684			36,863,684	29,692,670

Weighted average number of shares used in computing diluted net earnings per share	38,338,584			38,338,584	32,101,393

Total adjustments		(8,650)

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)
(**)Adjustment related to initial creation of deferred tax asset.

Ceragon Reports Fourth Quarter and Year-End 2008 Results

Contact: Vered Shaked
Investor Relations Manager
Ceragon Networks Ltd.
Int'l +(972) 52 573 5513
US (201) 853 0228
vereds@ceragon.com